Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2012
(millions of dollars)
Earnings, as defined:
Net income	$461
Income taxes	157
Fixed charges included in the determination of net income, as below	284
Amortization of capitalized interest	6
Distributed income of equity method investees	8
Less: Equity in losses of equity method investees	(3)
Total earnings, as defined	$919

Fixed charges, as defined:
Interest expense	$265
Rental interest factor	12
Allowance for borrowed funds used during construction	7
Fixed charges included in the determination of net income	284
Capitalized interest	26
Total fixed charges, as defined	$310

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.96
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.